UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 23)*.

	The Coca-Cola Company

	Common

	191216100

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  191216100 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for: Mid-
Atlantic Bank; SunTrust Banks of Florida, Inc.; SunTrust Banks
of Tennessee, Inc.; SunTrust Delaware Trust Company; SunTrust
Banks of Georgia, Inc., Individually, and as Parent Company
for Preferred Surety Corporation, and Trusco Capital
Management, Inc. and SunTrust Bank, Atlanta, Individually, and
in various fiduciary capacities.  58-1575035
------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION
Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			132,967,854
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			13,522,922
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			103,715,485
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				32,702,747
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,812,245
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.10%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC, BK AND IA



CUSIP NO.  191216100 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks of Georgia, Inc., Individually, and as Parent
Company for Preferred Surety Corporation, and SunTrust Bank,
Atlanta, Individually, and in various fiduciary capacities.
 58-1198830
------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			128,530,141
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			12,806,331
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			100,933,168
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				30,711,322
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,347,514
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.88%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
The Coca-Cola Company

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
One Coca-Cola Plaza, N.W.
Atlanta, Georgia  30313

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: Mid-Atlantic Bank; SunTrust Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.; SunTrust Delaware Trust Company; SunTrust Banks of Georgia, Inc., Individually, and as Parent Company for Preferred Surety Corporation, and Trusco Capital Management, Inc. and SunTrust Bank, Atlanta, Individually, and in various fiduciary capacities. 58-1575035

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; Preferred Surety Corporation is a Georgia corporation; SunTrust Bank, Atlanta is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation; Crestar Bank is a Virginia corporation; SunTrust Delaware Trust Company is a Delaware corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
191216100




Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(e)	Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	150,812,245

(b)	Percent of Class:	6.10%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	132,967,854

(ii)	Shared power to vote or to direct the vote:	 13,522,922

(iii)Sole power to dispose or to direct the
disposition of:						 103,715,485

(iv)	Shared power to dispose or to direct the
disposition of:						32,702,747


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
See Item 2 and Exhibit C

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary except for 48,266,496 shares owned individually by certain subsidiaries.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing	    	    Power	    Power	   Dispose	  Dispose
---------------------------------------------------------------------------
SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta	76,666,841	12,804,331	50,945,437	29,553,817
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Savannah, N.A.	418,045	-0-	95,988	251,700
and in Various Fiduciary Capacities
33 Bull Street
Savannah, Georgia  31401

SunTrust Bank, Middle Georgia, 	1,388,248	2,000	972,438	190,001
N.A. and in Various Fiduciary
Capacities
606 Cherry Street
Macon, Georgia  31201

SunTrust Bank, Augusta, N.A.	194,580	-0-	97,486	51,338
and in Various Fiduciary Capacities
80 Broad Street
Augusta, Georgia  30902

SunTrust Bank, West Georgia,	1,193,322	-0-	346,555	583,179
N.A. and in Various Fiduciary
Capacities
1246 First Avenue
Columbus, Georgia  31901

SunTrust Bank, Northeast Georgia,	71,557	-0-	40,113	51,745
N.A. and in Various Fiduciary
Capacities
101 North Lumpkin Street
Athens, Georgia  30613

SunTrust Bank, Southeast Georgia,	242,059	-0-	29,831	23,674
N.A. and in Various Fiduciary
Capacities
510 Gloucester Street
Brunswick, Georgia  31520

SunTrust Bank, South Georgia,	9,854	-0-	8,710	1,208
N.A. and in Various Fiduciary
Capacities
410 West Broad
Albany, Georgia  31701




SunTrust Bank, Northwest Georgia,	79,139	-0-	72,679	4,660
N.A. and in Various Fiduciary
Capacities
100 East Second Avenue
Rome, Georgia  30161

SunTrust Bank, Atlanta,	25,373,952	-0-	25,373,952	-0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks of Georgia, Inc.	12,212,544	-0-	12,212,544	-0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

Preferred Surety Corporation	10,680,000	-0-	10,680,000	-0-
235 South Main Street
Madison, Georgia  30650

SunTrust Banks, Inc. As Parent
Company for:
------------------------------
Trusco Capital Management, Inc.	6,435	-0-	6,435	-0-
50 Hurt Plaza, Suite 1400
Atlanta, Georgia 30302

Mid-Atlantic Bank	895,257	397,901	767,920	575,108
919 East Main Street
P.O. Box 26665
Richmond, Virginia  23261-6665

SunTrust Delaware Trust Company	476,672	-0-	322,545	152,277
And in various fiduciary capacities
1011 Centre Road
Suite 205
Wilmington, Delaware  19805

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Central Florida, 	206,724	2,922	140,104	35,578
N.A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank, South Florida,	339,311	8,471	96,812	248,316
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Fort Lauderdale, Florida  33301

SunTrust Bank, Tampa Bay	201,752	973	82,135	112,583
and in Various Fiduciary
Capacities
315 East Madison Street
Tampa, Florida  33602

SunTrust Bank, Nature Coast	18,149	-0-	11,849	5,500
and in Various Fiduciary
Capacities
One East Jefferson Street
Brooksville, Florida  34601





SunTrust Bank, Miami, N.A.	297,033	-0-	116,238	156,679
and in Various Fiduciary
Capacities
777 Brickell Avenue
Miami, Florida  33031

SunTrust Bank, Mid-Florida,	81,017	1,200	73,671	4,265
N.A. and in Various Fiduciary
Capacities
595 Cypress Gardens Blvd S.E.
Winter Haven, Florida  33882

SunTrust Bank, Gulf Coast	28,749	-0-	14,416	14,173
and in Various Fiduciary
Capacities
1777 Main Street
Sarasota, Florida  34236

SunTrust Bank, North Central	16,860	-0-	14,423	300
Florida and in Various Fiduciary
Capacities
203 E. Silver Springs Blvd.
Ocala, Florida  34470

SunTrust Bank, East Central Fl	14,940	8,400	11,595	11,600
and in Various Fiduciary Capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida	59,487	31,440	24,316	46,072
and in Various Fiduciary
Capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, North Florida, N.A.	56,739	-0-	27,929	7,200
and in Various Fiduciary Capacities
200 W. Forsyth Street
Jacksonville, Florida  32202

SunTrust Bank, West Florida	10,528	-0-	6,899	2,584
and in Various Fiduciary Capacities
220 W. Garden Street
Pensacola, Florida  32501

STI Capital Management, N.A.	456,334	-0-	303,758	300
and in Various Fiduciary Capacities
200 South Orange
Orlando, Florida  32802



SunTrust Banks of Tennessee, Inc.
Parent Holding Company for:
---------------------------------
SunTrust Bank, Nashville, N.A.	143,180	-0-	105,465	27,980
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Bank, Chattanooga, N.A.	1,085,207	265,284	691,648	578,245
and in Various Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Bank, Alabama, N.A.	8,410	-0-	250	480
and in Various Fiduciary Capacities
201 South Court Street
Florence, Alabama  35631

SunTrust Bank, East Tennessee, 	34,929	-0-	20,344	12,185
N.A. and in Various Fiduciary
Capacities
700 Hill Avenue
Knoxville, Tennessee  37915


Shares Beneficially Owned	150,812,245


SunTrust Bank, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of The Coca-Cola
Company Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	The Coca-Cola Company
New York Stock Exchange






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